Offering Statement for Azure Printed Homes, Inc. ("Azure Printed Homes")

Azure Printed Homes, Inc. ("Azure Printed Homes" the "Company," "we," or "us"), a Delaware Corporation incorporated on March 28, 2022, is holding the following offering:

Up to $4,000,005.00 in Class B Common Stock at $15.00 per share with a minimum target amount of $10,005.00.

Offering Minimum: $10,005.00 | 667 shares of Class B Common Stock
Offering Maximum: $4,000,005.00 | 266,667 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.00 per Share
Minimum Investment Amount (per investor): $495.00 | 33 shares of Class B Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $495.00. The Company must reach its Target Offering Amount of $10,005.00 by December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,005.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investor Perks. Subject to the conditions below, the Company will provide the following investor perks based on the aggregate Purchase Price paid by Subscriber for Shares that are accepted and issued in this offering (each, an "**Investor Perk**"):

(i) Investment of $5,000.00 or more: a 5% discount on the purchase of one N100 Backyard Studio (a discount valued at $2,500.00);

(ii) Investment of $10,000.00 or more: a 5% discount on the purchase of one X180 Tiny Home (a discount valued at $3,500.00); and

(iii) Investment of $25,000.00 or more: a 5% discount on the purchase of one A900 ADU (a discount valued at $11,000.00).

Investor Perks are provided only if Subscriber's subscription is accepted and the Shares are issued at a Closing; no Investor Perk will be provided if the subscription is rejected or cancelled or the offering is not completed. Each Investor Perk is personal to Subscriber, may be used only once, is not transferable, has no cash value, and may not be combined with other offers unless the Company agrees otherwise. Investor Perks are subject to product availability and to the Company's standard purchase terms at the time of redemption. Investor Perks are not part of the Shares and do not

affect the rights, preferences or value of the Shares. Subscriber is responsible for any tax consequences of receiving or using an Investor Perk.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Azure Printed Homes, Inc., the name of the SPV is Azure Printed Homes SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Azure Printed Homes SPV, LLC and Azure Printed Homes SPV, LLC will, in turn, use your money to invest in Azure Printed Homes, Inc. Hence, Azure Printed Homes SPV, LLC will be reflected as one investor in Azure Printed Homes, Inc.

Azure Printed Homes, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Azure Printed Homes SPV, LLC will conduct no business other than to invest in Azure Printed Homes, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Azure Printed Homes SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

All the information about "the Company" in this Form C refers to Azure Printed Homes, Inc., not to Azure Printed Homes SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Azure Printed Homes SPV, LLC, not in the Company directly. You will receive an interest in Azure Printed Homes SPV, LLC called "Investor Shares" while Azure Printed Homes SPV, LLC will receive shares of Class B Common Stock issued by the Company. The governing documents of Azure Printed Homes SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Azure Printed Homes SPV, LLC, are intended to put you in the same position as if you had purchased Class B Common Stock directly from the Company. The Class B Common Stock held by Azure Printed Homes SPV, LLC is subject to the Company's Stock Restriction Agreement (EXHIBIT J), which includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock. Because your Investor Shares represent an indirect interest in that Class B Common Stock, these restrictions will also affect your investment.

Voting Proxy to the Manager

The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Azure Printed Homes, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Azure Printed Homes, Inc., or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy

for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. IN ADDITION, THE CLASS B COMMON STOCK TO BE HELD BY AZURE PRINTED HOMES SPV, LLC IS SUBJECT TO THE COMPANY’S STOCK RESTRICTION AGREEMENT (EXHIBIT J), WHICH INCLUDES, AMONG OTHER ITEMS, SUBSTANTIAL RESTRICTIONS ON THE SALE, ASSIGNMENT, PLEDGE OR OTHER TRANSFER OF THE CLASS B COMMON STOCK.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND

THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://www.sec.gov/edgar/search/#/ciks=0001930002&entityName=Azure%2520Printed%2520Homes%252C%2520Inc.%2520(CIK%25200001930002)

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Azure Printed Homes, Inc.
18101 South Figueroa St., Gardena, CA 90248

Eligibility

The following are true for Azure Printed Homes, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Gene Eidelman: CEO
Mr. Eidelman's primary position is with the issuer**.**

Employee Background
3D-printed sustainable homes | Inventor | TEDx speaker | Best-selling author -Scaled patented 3D-printing tech across LA and Denver -Recognized by TIME, Fast Company, SXSW, and the Edison Awards -Gene has spent his career proving good housing doesn't have to cost more or take longer - taking 3D-printed construction from an idea to 100+ delivered homes along the way.

3-Year Work History
Azure Printed Homes, Inc. | CEO | Jan 2022 – present.

<u>Employee Name and Title</u>

Ross Maguire: President, Assistant Secretary, Director
Mr. Maguire's primary position is with the issuer.

Employee Background
A lifelong construction professional - Civil engineering expert -Ross understood the challenges of the housing industry. His response- turn recycled polymers into beautiful, durable living spaces, 70% faster at a fraction of the cost—all while making a massive positive impact on the environment.

3-Year Work History
Azure Printed Homes, Inc. | President, Assistant Secretary, Director | 2022 – present

<u>Employee Name and Title</u>

Aron R. Eidelman: Chairman of the Board
Mr. Eidelman's's primary position is with Google.

Employee Background

Aron Eidelman is a Senior Developer Relations Engineer and Security Advocate at Google, specializing in the security of AI-driven software development. Aron leads developer enablement for AI code remediation tools, including Google's CodeMender and security skills for Antigravity, and coordinates the developer workflow architecture for the AI Threat Defense program.

Outside of Google, Aron is also the Chairman of Azure Printed Homes, a startup recognized as a housing innovator by TIME, SXSW, and Fast Company for 3D-printing modular homes that print in 24 hours while repurposing approximately 150,000 recycled plastic bottles per unit. Under his chairmanship, the company has deployed climate-resilient 3D-printed modular homes to support LA wildfire recovery efforts, completed a 62-unit transitional supportive housing community in San Luis Obispo, and opened a second 25,000-square-foot factory in Denver to scale affordable, sustainable housing initiatives.

3-Year Work History
Azure Printed Homes, Inc. | Chairman of Board | 2022 – present
Google | Cloud Operations Advocate | 2022 – present

Employee Name and Title

Michael Tregub: Director, Secretary, and Treasurer
Mr. Tregub's primary position is with Middleby Residential.

Employee Background
Experienced Field Service Manager with a demonstrated history of working in the consumer goods industry. Strong support professional skilled in Marketing Management, Negotiation, Budgeting, Consumer Products, and Technical Support.

3-Year Work History
Azure Printed Homes, Inc. | Director, Secretary, and Treasurer | 2025 – present
Middleby Residential | Director of Technical Services | 2007 – present

Employee Name and Title

Eric Corbett: Chief Design Officer
Mr. Corbett's primary position is with Kingdom Industry.

Employee Background
I am a multi-faceted, unconventional, future-minded designer focusing on the manifestation of brand, the nurturing of culture and the expression of aesthetic. I focus deeply into the unique character of my clientele to help understand, shape and express their brand or identity through Architecture, Environmental Design, and Interior Architecture/Design

3-Year Work History

Azure Printed Homes, Inc. | Chief Design Officer | 2024 – present
Kingdom Industry | President | 2011 – present

Employee Name and Title

Eli Rogers: Director of Technology
Mr. Roger's primary position is with the issuer.

Employee Background
B.S. and M.S. in Mechanical Engineering from Cal Poly San Luis Obispo. I specialize in composites, 3D printing, Finite Element Analysis, Testing, and Manufacturing. My passion is to reduce waste and increase the use of advanced manufacturing methods and materials.

3-Year Work History
Azure Printed Homes, Inc. | Director of Tehnology | Feb 2023 – present
Rogers Rivera Designs | Owner | Jun 2022 – present

Employee Name and Title

Anthea Tatum: Director of Accounting
Mrs. Tatum's primary position is with the issuer.

Employee Background
Anthea Tatum is the Chief Financial Officer of Azure Printed Homes, where she has led financial oversight and reporting since March 2022. Based in the Los Angeles area, she brings more than two decades of accounting experience to the role, having founded and run AD Bookkeeping since 2005. She holds a bachelor's degree in Public Administration and Management from the University of Southern California.

3-Year Work History
Azure Printed Homes, Inc. | Director of Accounting | Mar 2022 – present
AD Bookkeping | Owner | Jan 2005 – present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

The Eidelman Family Irrevocable Trust,Gene Eidelman Trustee*

Securities

6,432,000 shares

Security Class

Class A Common Stock

Voting Power

54.14%

Principal Security Holder Name

Ross Maguire

Securities

5,280,000 shares

Security Class

Class A Common Stock

Voting Power

44.44%

*The Eidelman Family Irrevocable Trust, Gene Eidelman Trustee is owned 50% by Aron Eidelman, the Chairman of the Board, and 50% by Eliot Eidelman.

Business and Anticipated Business Plan

Business Overview

Azure Printed Homes, Inc. ("Azure," the "Company," "we," "us," or "our") is a Delaware corporation headquartered in the greater Los Angeles area (Gardena, California). Azure is a technology-enabled housing manufacturer that designs and produces modular living spaces — backyard studios, office pods, accessory dwelling units ("ADUs"), tiny homes, homes on wheels, and glamping units — using large-scale robotic 3D printing and automated factory manufacturing. The Company believes it was the first to market with robotically printed homes made substantially from recycled plastic, although there could be other companies of which we are unaware.

The Company's mission is to help address the global housing shortage by producing sustainable, affordable, high-quality homes faster and at a lower cost than traditional construction. Azure's modular units print in as little as 24 hours, are ready for use in approximately 20 days, and sell for approximately $20,000 and up. The Company manufactures in approximately 70% less time than traditional construction techniques and targets costs approximately 30% below traditional building methods. Fabrication takes place in a controlled factory environment, improving precision and quality, and the Azure process is designed to meet International Residential Code requirements.

Azure currently operates six industrial robots across two facilities: three at its Los Angeles-area factory and three at its Denver, Colorado facility. The Company has also expanded its manufacturing platform beyond polymer printing to include light gauge steel framing, enabling the production of multi-story and multi-family modules and opening larger project categories to the Company.

Azure's work has been recognized by the Edison Awards, TIME, SXSW, and Fast Company, and the Company emerged from a founding team with a legacy of traditional construction and engineering experience, during which the team completed more than 100 houses, ADUs, and backyard studios.

The Problem We Address

The United States faces a structural housing deficit estimated at more than 7 million homes, driven by decades of underbuilding and escalating construction costs; globally, the housing gap is estimated to exceed 1.2 billion homes. The construction industry continues to rely on outdated methods and materials, delivered by a labor force in increasingly short supply. The industry is also the largest global consumer of raw materials and is responsible for approximately 11% of the world's total carbon emissions. Rapid urbanization, climate-driven displacement and disaster losses, and aging housing stock are accelerating demand faster than traditional construction methods can supply.

Our Solution and Technology

Azure leverages 3D printing technology and automated manufacturing systems to digitally design, print, and assemble complete modular structures in its factories. The Company's unique structural and print design produces the floor, walls, and roof monolithically — in one continuous print — creating a complete, self-supporting shell ready for the next stage of assembly within 24 hours,

and enhancing the ultimate strength of the structure. The geometric designs of the floor, walls, and roof have been optimized to simplify all subsequent finishings.

The primary component of Azure's print material is recycled polymer predominantly used in food and drink containers. The material provides insulation, printability, compressive and tensile strength, stiffness, and impact resistance, creating a durable and reliable structure. The equivalent of approximately 100,000 recycled plastic bottles is used in every 120 square feet the Company prints, with 0% print waste incurred from each Azure printed home — in an environment where an estimated 94% of recyclable plastic waste otherwise ends up in landfills. Azure's structures are fully recyclable.

Printed structures are completed in the factory with doors and glass windows; internal mechanical, electrical, and plumbing; interior flooring, wall, and ceiling finishes; and bathrooms and kitchens for ADUs and homes. Customers can configure and customize the design of their Azure unit online from any device and place an order with one click, or work directly with a salesperson. Following two years of research and development, the Company filed its first patent covering its innovative approach to modular home production.

Products and Markets Served

Azure produces backyard studios, office pods, ADUs, homes, tiny homes, homes on wheels, and units for glamping resorts and park model applications. The Company sells backyard studios and ADUs directly to homeowners and property investors, and sells homes to developers and to property owners rebuilding after natural disasters, including the 2025 Los Angeles County wildfires, which destroyed more than 16,000 homes and caused over $30 billion in residential property damage in that county alone.

Business Model

Azure operates a B2C and B2B2C model. Revenue is generated through direct equipment sales of finished modular units. The Company collects a small pre-order deposit, 50% of the purchase price upon receiving the order, and the balance before units are shipped — a structure that supports working capital as production scales. Property owners generally pay in cash or arrange their own funding; Azure also offers a financing program through a financial partner. For its factory production, the Company estimates gross margins of 35%. The factory-based model is designed to be repeatable: the Company's expansion from its Los Angeles facility to Denver demonstrates a template Azure intends to apply to additional markets, with the goal of becoming one of the major prefabricated home manufacturers in the United States.

Traction and Milestones

Azure emerged from a legacy of traditional construction and engineering, during which time its team completed over 100 houses, ADUs, and backyard studios. The Company carried out two years of research and development before filing its first patent, and subsequently relocated to a state-of-the-art 3D printing facility in the Los Angeles area that tripled its production capacity. Azure then expanded to a second facility in Denver, Colorado, bringing its total to six industrial robots across the two locations, and broadened its platform with light gauge steel manufacturing for multi-story and multi-family modules.

The Company’s revenue grew from more than $5.1 million in 2024 to more than $7 million in 2025, with EBITDA over $600,000 in 2025. As of the date of this writing, Azure has received approximately $75 million in customer pre-order deposits. The Company secured more than $7.4 million in funding through October 2025 from its co-founders, angel investors, and crowdfunding, and is backed by investors including HyperLight Ventures, the Sharda Family Office, and Gurukul Venture Partners, alongside hundreds of community investors from prior offerings. Azure has been recognized by the Edison Awards, TIME, SXSW, and Fast Company as an innovator in housing.

Market Opportunity and Projections

Azure addresses several large and growing markets:

Backyard Studios. Sheds and backyard structures represent an approximately $6 billion industry. Remote and hybrid work trends have accelerated demand for backyard offices.

Accessory Dwelling Units. ADUs are a low-cost, implementable approach to infill development, particularly suited to high-cost cities with little vacant land and an abundance of low-density development — an estimated $1.8 billion business in California alone.

Glamping Resorts and Park Model Units. The tiny home movement continues to grow. The U.S. market was estimated at $18 billion in 2022 and is forecast to reach approximately $31 billion by 2031.

Disaster Rebuild. In 2025, wildfires destroyed more than 16,000 homes in Los Angeles County alone, creating over $30 billion in residential property damage and urgent demand for faster, more predictable rebuilding solutions delivered quickly, cost-effectively, and at scale.

Structural Housing Deficit. The United States faces a housing deficit of more than 7 million homes, and the global housing gap is estimated to exceed 1.2 billion homes. Azure’s industrialized, scalable construction platform is designed to deliver high-quality housing faster, at lower cost, and with dramatically reduced environmental impact.

Market sizes and growth rates above are management estimates compiled from publicly available industry research. Actual market sizes and growth rates may vary. Financial projections, including those related to projected revenue and profitability levels, are only predictions, and investors should review the Company’s SEC filings for complete risk and disclosure information.

Competitive Landscape

Most competitors in 3D-printed construction erect a printer on-site and print exterior concrete walls vertically over a traditional slab, leaving the schedule exposed to weather, logistics, and labor constraints, and completing floors and roofs conventionally. Azure believes none of its competitors have capitalized on the true benefit of 3D printing: its efficiency and suitability for mass production. Azure’s design and process prints the floor, walls, and roof in one monolithic piece in a controlled factory environment, producing a complete self-supporting shell in 24 hours from start to finish, with factory precision, repeatability, recycled materials, and zero print waste. To the Company’s best knowledge, Azure was first to market with this approach, although there could be other companies of which we are unaware.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Class B Common Stock is subject to a Stock Restriction Agreement that substantially restricts its transfer and limits certain rights.

The Class B Common Stock held by Azure Printed Homes SPV, LLC is subject to the Company's Stock Restriction Agreement (Exhibit J), which includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock. Among other things, the Stock Restriction Agreement: (i) prohibits any sale, assignment, pledge or other transfer of the Class B Common Stock except as permitted by the agreement, and requires the Company's prior written consent to any proposed transfer; (ii) grants the Company a right of first

refusal to purchase any Class B Common Stock proposed to be transferred, on the same terms offered by a third party; (iii) permits the Company, or holders of a majority of the Company's capital stock, to require the holder to sell its Class B Common Stock in, and to vote in favor of, a change in control transaction on the same terms as the selling stockholders (a "drag-along" right), and grants an irrevocable proxy for that purpose; (iv) imposes a market stand-off (lock-up) period following the Company's first underwritten public offering, if requested by the Company and its underwriter; (v) waives the holder's statutory right under Section 220 of the Delaware General Corporation Law to inspect the Company's books and records until the Company's initial public offering; and (vi) permits the Company to place restrictive legends and stop-transfer instructions on the Class B Common Stock and to refuse to record any transfer made in violation of the agreement. The right of first refusal and related transfer restrictions generally continue until the closing of the Company's first registered public offering. As a result, even after the one-year Regulation CF holding period ends, Azure Printed Homes SPV, LLC may be unable to transfer the Class B Common Stock underlying your Investor Shares, and it could be required to participate in a sale of the Company that you do not support. These restrictions may materially reduce the liquidity and value of your investment.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports,

among other things. In addition, under the Stock Restriction Agreement (Exhibit J), Azure Printed Homes SPV, LLC, as the holder of the Class B Common Stock, waives its statutory inspection rights under Section 220 of the Delaware General Corporation Law until the Company's initial public offering.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	667 Class B Common Stock
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	5,321,447 Class B Common Stock
Maximum Amount of the Securities Offered	266,667 Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	5,587,447 Class B Common Stock
Price Per Security	$15.00
Minimum Individual Purchase Amount	$495.00
Offering Deadline	December 31, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Azure Printed Homes, Inc.("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF and a $3,000 listing fee deferred to after the first disbursement. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,005.00 and $4,000,005.00 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,005.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,005.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the “Use of Proceeds” section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490.25	4.90%	$196,000.25
Marketing	95.10%	$9,514.76	19.00%	$760,000.95
R&D	0%	$0.00	5.00%	$200,000.25
Hiring Team Members	0%	$0.00	20.00%	$800,001.00
Materials	0%	$0.00	20.00%	$800,001.00
New Locations	0%	$0.00	31.10%	$1,244,001.56
Total	**100%**	**$10,005.00**	**100%**	**$4,000,005.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least

five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $4,000,005.00 in Class B Common Stock at $15.00 per share with a minimum target amount of $10,005.00.

Offering Minimum: $10,005.00 | 667 shares of Class B Common Stock
Offering Maximum: $4,000,005.00 | 266,667 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.00 per Share
Minimum Investment Amount (per investor): $495.00 | 33 shares of Class B Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $495.00. The Company must reach its Target Offering Amount of $10,005.00 by December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,005.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investor Perks. Subject to the conditions below, the Company will provide the following investor perks based on the aggregate Purchase Price paid by Subscriber for Shares that are accepted and issued in this offering (each, an "**Investor Perk**"):

(i) Investment of $5,000.00 or more: a 5% discount on the purchase of one N100 Backyard Studio (a discount valued at $2,500.00);

(ii) Investment of $10,000.00 or more: a 5% discount on the purchase of one X180 Tiny Home (a discount valued at $3,500.00); and

(iii) Investment of $25,000.00 or more: a 5% discount on the purchase of one A900 ADU (a discount valued at $11,000.00).

Investor Perks are provided only if Subscriber's subscription is accepted and the Shares are issued at a Closing; no Investor Perk will be provided if the subscription is rejected or cancelled or the offering is not completed. Each Investor Perk is personal to Subscriber, may be used only once, is not transferable, has no cash value, and may not be combined with other offers unless the Company agrees otherwise. Investor Perks are subject to product availability and to the Company's standard purchase terms at the time of redemption. Investor Perks are not part of the Shares and do not

affect the rights, preferences or value of the Shares. Subscriber is responsible for any tax consequences of receiving or using an Investor Perk.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Azure Printed Homes, Inc., the name of the SPV is Azure Printed Homes SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Azure Printed Homes SPV, LLC and Azure Printed Homes SPV, LLC will, in turn, use your money to invest in Azure Printed Homes, Inc. Hence, Azure Printed Homes SPV, LLC will be reflected as one investor in Azure Printed Homes, Inc.

Azure Printed Homes, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Azure Printed Homes SPV, LLC will conduct no business other than to invest in Azure Printed Homes, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Azure Printed Homes SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

All the information about "the Company" in this Form C refers to Azure Printed Homes, Inc., not to Azure Printed Homes SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Azure Printed Homes SPV, LLC, not in the Company directly. You will receive an interest in Azure Printed Homes SPV, LLC called "Investor Shares" while Azure Printed Homes SPV, LLC will receive shares of Class B Common Stock issued by the Company. The governing documents of Azure Printed Homes SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Shares to be issued to you from Azure Printed Homes SPV, LLC, are intended to put you in the same position as if you had purchased Class B Common Stock directly from the Company. The Class B Common Stock held by Azure Printed Homes SPV, LLC is subject to the Company's Stock Restriction Agreement (EXHIBIT J), which includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock. Because your Investor Shares represent an indirect interest in that Class B Common Stock, these restrictions will also affect your investment.

Voting Proxy to the Manager

The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Azure Printed Homes, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Azure Printed Homes, Inc., or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The Company has a voting proxy in the SPV, however, the Class B Common Stock has no voting rights.

Voting Proxy. The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Azure Printed Homes, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Azure Printed Homes, Inc., or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Stock Restriction Agreement. In addition to the restrictions above, the Class B Common Stock held by Azure Printed Homes SPV, LLC is subject to the Company's Stock Restriction Agreement (Exhibit J), which includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock, including the Company's prior written consent requirement, right of first refusal, drag-along right and market stand-off provisions. These restrictions apply in addition to, and continue after, the one-year Regulation CF transfer restrictions described above. See "Risk Factors — The Class B Common Stock is subject to a Stock Restriction Agreement that substantially restricts its transfer and limits certain rights" and Exhibit J.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Class A Common Stock	15,000,000	11,880,000	Yes
Class B Common Stock	10,000,000	5,320,780	No
Preferred Stock	5,000,000	0	Yes

Options: 2,040,714

SAFEs: There are $333,895 in SAFEs outstanding which would convert into 295,513 shares.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has Class A Common Stock, Class B Common Stock, and Preferred Stock. Class A and Preferred Stock have voting rights, while Class B does not have voting rights. The Company is offering Class B Common Stock on this offering. For additional details, please refer to Exhibit D. The issuer also has a voting proxy in their SPV. The Class B Common Stock is also subject to the Company's Stock Restriction Agreement (Exhibit J), which includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock.

Voting Proxy. The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Azure Printed Homes, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Azure Printed Homes, Inc., or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $293,055,105 pre-money valuation when including options and SAFEs that will convert.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash

value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value – The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value – This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and

issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

Loan 1

Lender	SBA
Issue date	05/23/20
Amount	$504,315.00
Outstanding principal plus interest	$484,970.00 as of 04/21/24
Interest rate	3.75% per annum
Maturity date	05/23/50
Current with payments	Yes

Economic Injury Disaster Loan

Loan 2

Lender	ENGS Commercial Credit
Issue date	04/19/22
Amount	$216,994.00
Outstanding principal plus interest	$185,120.00 as of 04/21/24
Interest rate	7.31% per annum
Maturity date	04/19/27
Current with payments	Yes

Loan from ENGS Commercial Credit

Loan 3

Lender	Envision Capital
Issue date	08/03/22
Amount	$38,997.00
Outstanding principal plus interest	$28,317.00 as of 04/22/24
Interest rate	14.0% per annum
Maturity date	08/03/27
Current with payments	Yes

Envision Capital loan

Loan 4

Lender	Ford Motor
Issue date	08/26/24
Amount	$66,252.00
Outstanding principal plus interest	$60,000.00 as of 05/01/25
Interest rate	3.9% per annum
Maturity date	08/27/29
Current with payments	Yes

Loan 5

Lender	Colorado Housing and Finance Authority
Issue date	09/29/24
Amount	$3,895,000.00
Outstanding principal plus interest	$1,904,291.00 as of 04/29/25
Interest rate	1.5% per annum
Maturity date	01/10/34
Current with payments	Yes

20 years amortization, total available balance of $3,895,000.

Loan 6

Lender	Global Merchant
Issue date	02/25/25
Amount	$165,600.00
Outstanding principal plus interest	$126,387.00 as of 04/30/24
Interest rate	12.0% per annum
Maturity date	09/07/24
Current with payments	Yes

Global Merchant loan

Loan 7

Lender	Credibly
Issue date	02/26/25
Amount	$126,794.00
Outstanding principal plus interest	$105,726.00 as of 04/30/25
Interest rate	12.0% per annum
Maturity date	02/05/26
Current with payments	Yes

Credibly loan

Loan 8

Lender	Hum Capital
Issue date	09/25/25
Amount	$3,000,000.00
Outstanding principal plus interest	$3,000,000.00 as of 01/29/26
Interest rate	12.0% per annum
Maturity date	09/30/27
Current with payments	Yes

Future Receipts Purchase Agreement

Loan 9

Lender	Hum Capital
Amount	$3,400,000.00
Interest rate	12.4% per annum
Maturity date	07/31/2027
Current with payments	Yes

Loan 10

Lender	Lendor
Amount	$200,000
Interest rate	12% per annum
Maturity date	08/26/2031
Current with payments	Yes

24. What other exempt offerings has the Company conducted within the past three years?

Offering Date	**Exemption**	**Security Type**	**Amount Sold**	**Use of Proceeds**
3/2023	Regulation D, Rule 506(c)	SAFE	$33,503	General operations
8/2023	Regulation Crowdfunding	SAFE	$245,572	General operations

12/2023	Regulation D, Rule 506(c)	SAFE	$2,865,495	General operations
3/2024	Regulation D, Rule 506(b)	SAFE	$601,112	General operations
9/2024	Regulation Crowdfunding	SAFE	$731,291	General operations
12/2024	Regulation D, Rule 506(c)	SAFE	$36,000	General operations
1/2025	Regulation D, Rule 506(c)	SAFE	$190,000	General operations
4/2025	Regulation Crowdfunding	Common stock	$216,268	General operations
10/2025	Regulation Crowdfunding	SAFE	$304,715	General operations
04/2026	Regulation Crowdfunding	Common Stock	$236,421	General operations
09/2026	Regulation D, Rule 506(c)	Common Stock	$675,208	General operations
09/2026	Regulation D, Rule 506(c)	Common Stock	$90,006	General operations

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Azure Printed Homes, Inc. generated **$7.07 million in net revenue in 2025**, an increase of approximately **38% from $5.12 million in 2024**. Gross profit increased from $2.21 million in 2024 to **$2.60 million in 2025**, representing a gross margin of approximately 37%. The company also significantly improved its operating performance, moving from an operating loss of $146,000 in 2024 to an **operating profit of $636,000 in 2025**. General and administrative expenses declined from $2.13 million to $1.82 million, while sales and marketing expenses declined from $231,000 to approximately $140,000.

Despite the improvement in operating profitability, Azure Printed Homes reported a **net loss of $637,000 in 2025**, compared with a net loss of approximately $792,000 in 2024. The 2025 net loss was impacted by approximately $253,000 of interest expense and approximately $1.02 million of other expense. The company ended 2025 with **$10.95 million in total assets**, compared with $6.02 million at the end of 2024. The increase in assets was driven primarily by growth in property and equipment, which increased to $5.27 million from $3.71 million, and inventory, which increased substantially to $1.32 million from $238,000.

As of December 31, 2025, the company had **$928,000 in cash and cash equivalents** and $4.46 million in total current assets. Total liabilities were approximately **$8.53 million**, including $2.24 million in current liabilities, approximately $4.89 million in loans, and $334,000 in outstanding SAFEs. During 2025, certain SAFEs were converted into **4.76 million shares of Class B common stock**, with $7.15 million raised through those converted SAFE instruments. The company reported total stockholders' equity of approximately **$2.41 million** at year-end.

Overall, the 2025 financial statements show a company experiencing substantial year-over-year revenue growth and a meaningful improvement in operating performance. The increase in property and equipment and inventory also reflects a significant expansion of the company's asset base and operating capacity. At the same time, the company remained **net-loss generating and carried a significant debt and financing obligation**, while operating cash flow was negative during 2025.

**For additional information regarding the issuer's financials, please review Exhibit A.*

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the

same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
   1. **Association with an entity regulated by such commission, authority, agency or officer?**
   2. **Engaging in business of securities, insurance, or banking?**
   3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal

securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Azure Printed Homes, Inc.answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

SPV Subscription Agreement: See Exhibit C

Subscription Agreement Between Azure Printed Homes SPV, LLC and Azure Printed Homes, Inc.: See Exhibit D

Azure Printed Homes SPV, LLC Certificate of Formation: See Exhibit E

Azure Printed Homes, Inc. Articles of Incorporation: See Exhibit F

Azure Printed Homes SPV, LLC Limited Liability Agreement: See Exhibit G

Bylaws: See Exhibit H

Voting Proxy and Grant of Authority: See Exhibit I

Stock Restriction Agreement: See Exhibit J

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

SPV Subscription Agreement (See attachment to Form C)

Exhibit D

Subscription Agreement Between Azure Printed Homes SPV LLC and Azure Printed Homes, Inc.
(See attachment to filings)

Exhibit E

Azure Printed Homes SPV, LLC Certificate of Formation: (See attachment to filings)

Exhibit F

Azure Printed Homes, Inc. Articles of Incorporation

Exhibit G

Azure Printed Homes SPV, LLC Limited Liability Agreement

Exhibit H

Bylaws

Exhibit I

Voting Proxy and Grant of Authority

Exhibit J

Stock Restriction Agreement (See attachment to Form C)